As filed with the Securities and Exchange Commission on August 10, 2010
Securities Act Registration No. 333-163888

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form N-2

☑           REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

☐      PRE-EFFECTIVE AMENDMENT NO.

☑      POST-EFFECTIVE AMENDMENT NO. 1

Zea Capital Fund LLC
118 Third Avenue, Suite 630
Cedar Rapids, Iowa 52401
(319) 366-0456

Agent For Service
James Thorp
118 Third Avenue, Suite 630
Cedar Rapids, Iowa 52401
(319) 366-0456

Copies of Communications to:
David E. Gardels, Esq.
Husch Blackwell Sanders LLP 1620 Dodge Street, Suite 2100
Omaha, NE 68102-1504 (402) 964-5000

Approximate Date of Proposed Public Offering:  The effective date of this Registration Statement was August 4, 2010.

If any of the securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a distribution reinvestment plan, check the following box. ☑

This post-effective amendment will become effective immediately pursuant to Rule 462(d).

Zea Capital Fund LLC (“Registrant”)

Explanatory Note

This Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 of Zea Capital Fund LLC (the “Registration Statement”) is being filed pursuance to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purposes of filing exhibits to the Registration Statement.  Accordingly, this Post-Effective Amendment No. 1 consists only of the following:

1. Facing sheet of the Registration Statement.

2. This Explanatory Note.

3. Part C of the Registration Statement (including signature page).

4. Exhibits (h.1.), (p.2), (p.5.) and (p.6.) filed pursuant to Item 25 of the Registration Statement.

The Registrant’s Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2 (No. 333-163888), filed on July 30, 2010, is incorporated by reference herein and this Post-Effective Amendment is being filed solely for the purpose of filing four exhibits to the Registration Statement.

Part C — Other Information

Item 25. Financial Statements and Exhibits

1.           Financial Statements:

The Registrant’s financial statements are incorporated by reference to the Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2 (No. 333-163888), filed on July 30, 2010.

2.           Exhibits:

Exhibit No.	Description of Document

a.1.	Certificate of Formation dated March 23, 2009 (incorporated by reference to exhibit a.1 of the Registrant’s Registration Statement on Form N-2 filed December 21, 2009)
a.2.	Certificate of Merger dated August 13, 2009 (incorporated by reference to exhibit a.2 of the Registrant’s Registration Statement on Form N-2 filed December 21, 2009)
b.1.
Third Amended and Restated Limited Liability Company Agreement dated June 8, 2010 (incorporated by reference to exhibit b.1 of pre-effective amendment No. 1 to the Registrant’s Registration Statement on Form N-2 filed June 14, 2010)

b.2.	Bylaws dated September 9, 2009 (incorporated by reference to exhibit b.2 of the Registrant’s Registration Statement on Form N-2 filed December 21, 2009)
c.	Inapplicable
d.	Unit Transfer Policy dated September 9, 2009 (incorporated by reference to exhibit d of the Registrant’s Registration Statement on Form N-2 filed December 21, 2009)
e.	Inapplicable
f.	Inapplicable
g.1.
Second Amended and Restated Investment Advisory Agreement with AAVIN Equity Advisors, LLC dated June 8, 2010 (incorporated by reference to exhibit g.1 of pre-effective amendment No. 1 to the Registrant’s Registration Statement on Form N-2 filed June 14, 2010)

h.1.	Placement Agent Agreement with Nations Financial Group, Inc. (1)
h.2.	Form of Selling Agent Agreement (incorporated by reference to exhibit h.2. of pre-effective amendment No. 2 on the Registrant’s Registration Statement on Form N-2 filed July 30, 2010)
i.	Inapplicable
j.1.
Custody Agreement dated June 10, 2010 with Cedar Rapids Bank & Trust Company (incorporated by reference to exhibit j.1 of pre-effective amendment No. 1 to the Registrant’s Registration Statement on Form N-2 filed June 14, 2010)

j.2.
Escrow Agreement dated July 30, 2010 with Cedar Rapids Bank & Trust Company (incorporated by reference to exhibit j.2. of pre-effective amendment No. 2 on the Registrant’s Registration Statement on Form N-2 filed July 30, 2010)

k.1.	Trademark and Research License Agreement with Iowa Corn Growers Association (incorporated by reference to exhibit k.2 of the Registrant’s Registration Statement on Form N-2 filed December 21, 2009)
l.	Opinion of Husch Blackwell Sanders LLP (incorporated by reference to exhibit l. of pre-effective amendment No. 2 on the Registrant’s Registration Statement on Form N-2 filed July 30, 2010)
m.	Inapplicable
n.	Consent of McGladrey & Pullen, LLP (incorporated by reference to exhibit n. of pre-effective amendment No. 2 on the Registrant’s Registration Statement on Form N-2 filed July 30, 2010)
o.	Inapplicable
p.1.	Form of Subscription Agreement (incorporated by reference to exhibit p.1. of pre-effective amendment No. 2 on the Registrant’s Registration Statement on Form N-2 filed July 30, 2010)
p.2.	Form of Subscription Agreement (Iowa purchasers) (1)
p.3.	Subscription Agreement with Iowa Corn Opportunities, LLC (incorporated by reference to exhibit p.3 of the Registrant’s Registration Statement on Form N-2 filed December 21, 2009)
p.4.
Second Amended and Restated Warrant issued to Iowa Corn Opportunities, LLC  (incorporated by reference to exhibit p.4 of pre-effective amendment No. 1 to the Registrant’s Registration Statement on Form N-2 filed June 14, 2010)

p.5.	Form of Subscription Agreement (North Dakota purchasers) (1)
p.6.	Form of Subscription Agreement (Nebraska purchasers) (1)
q.	Inapplicable
r.1.	Code of Ethics of the Fund (incorporated by reference to exhibit r.1 of the Registrant’s Registration Statement on

Form N-2 filed December 21, 2009)
r.2.	Code of Ethics of AAVIN Equity Advisors, LLC (incorporated by reference to exhibit r.2 of the Registrant’s Registration Statement on Form N-2 filed December 21, 2009)
____________
(1)	Filed herewith.

Item 26. Marketing Arrangements

Reference is made to the form of placement agent agreement filed as Exhibit h.1.

Item 27. Other Expenses and Distribution

The following table sets forth the estimated expenses to be incurred in connection with the offering described in this Registration Statement:

FINRA filing fees	$25,000
Securities and Exchange Commission and state filing fees	$27,930
Accounting fees and expenses	$5,000
Legal fees and expenses	$175,000
Printing expenses	$100,000
Transfer Agent’s fees	$--
Miscellaneous	$375,000
Total	$707,930

Item 28. Persons Controlled by or Under Common Control

Iowa Corn Opportunities, LLC, an Iowa limited liability company, is the Registrant’s only unitholder, holding 89,132 Common Units and a warrant to purchase an additional 84,781 Common Units.  Iowa Corn Opportunities, LLC, is wholly-owned by the Iowa Corn Growers Association, an Iowa non-profit corporation.  AAVIN Equity Advisors, LLC (“AAVIN”) is a Delaware limited liability company, and is deemed to control the Registrant because it serves as the Registrant’s investment adviser.  AAVIN is controlled by its sole manager, James Thorp.  AAVIN controls AAVIN Equity Partners I, LP, a Delaware limited partnership, and its general partner, AAVIN, LLC, a Delaware limited liability company.

Item 29. Number of Holders of Securities

As of July 30, 2010, the Registrant has only issued Common Units to one person.

Item 30. Indemnification

Section 3.7 of Registrant’s Operating Agreement contains provisions limiting the liability and providing indemnification, of the Registrant’s Directors, officers and adviser under certain circumstances.  The Operating Agreement provides that neither the adviser, a director nor an officer of the Registrant shall be subject to any personal liability, claims, demands or money damages to any person, the Registrant or its unitholders except for liability from bad faith, willful misfeasance, gross negligence or reckless disregard for his duty to such person.  The Registrant is authorized under the Operating Agreement, to the maximum extent permitted by Delaware law and the Investment Company Act of 1940, to obligate itself to indemnify each person who at any time serves as a Director, adviser or officer of the Registrant (each such person being an “indemnitee”) against any liabilities and expenses, including amounts paid in satisfaction of judgments, in compromise or as fines and penalties, and reasonable counsel fees reasonably incurred by such indemnitee in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, before any court or administrative or investigative body in which such indemnitee may be or may have been involved as a party or otherwise or with which such indemnitee may be or may have been threatened, while acting in any such capacity by reason of the indemnitee having acted in any such capacity, except with respect to any matter as to which the indemnitee shall not have acted in good faith in the reasonable belief that the indemnitee’s action was in the best interest of the Registrant or, in the case of any criminal proceeding, as to which the indemnitee shall have had reasonable cause to believe that the conduct was unlawful, provided, however, that no indemnitee shall be indemnified hereunder against any liability to any person or any expense of such indemnitee arising by reason of (i) willful misfeasance, (ii) bad faith, (iii) gross negligence, or (iv) reckless disregard of the duties involved in the conduct of the indemnitee’s position.

The Registrant hereby undertakes that it will apply the indemnification provision of the Operating Agreement in a manner consistent with Release 40-11330 of the Securities and Exchange Commission under the Investment Company Act of 1940, so long as the interpretation therein of Sections 17(h) and 17(i) of the Investment Company Act of 1940 remains in effect.

    Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to Directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinon of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such Director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

Item 31. Business and Other Connections of Investment Adviser

None.

Item 32. Location of Accounts and Records

The Registrant’s accounts, books, and other documents are maintained at the offices of the Registrant, at the offices of the Registrant’s investment adviser, AAVIN Equity Advisors, LLC, 118 Third Avenue, SE, Suite 630, Cedar Rapids, Iowa 52401, at the offices of the custodian, Cedar Rapids Bank & Trust Company, 500 1st Ave NE, Suite 100, Cedar Rapids, IA 52401.

Item 33. Management Services

Not applicable.

Item 34. Undertakings

1. The Registrant undertakes to suspend the offering of the Units until the Prospectus is amended if (1) subsequent to the effective date of its registration statement, the net asset value declines more than ten percent from its net asset value as of the effective date of the registration statement or (2) the net asset value increases to an amount greater than its net proceeds as state in the Prospectus.

2.      Not applicable.

3.      Not applicable.

4.      The registrant undertakes

(a) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(1) to include any prospectus required by Section 10(a)(3) of the Securities Act;

(2) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(3) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(b) that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof; and

(c) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d) that, for the purpose of determining liability under the 1933 Act to any purchaser, if the Registrant is subject to Rule 430C: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the Securities Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supercede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e) that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act;

(2) the portion of any advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(3) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

5. The Registrant is filing this Registration Statement pursuant to Rule 430A under the Securities Act and undertakes that: (a) for the purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of Prospectus filed by the Registrant under Rule 497(h) under the Securities Act shall be deemed to be part of the Registration Statement as of the time it was declared effective; (b) for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

6.     The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of an oral or written request, its Statement of Additional Information.

7.     Insofar as indemnification for liability arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in this City of Cedar Rapids and State of Iowa on the 10th day of August, 2010.

ZEA CAPITAL FUND LLC

By:  /s/ James D. Thorp
James D. Thorp, President

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.

Name	Title	Date

/s/ Thies O. Kölln†	Treasurer and Assistant Secretary	August 10, 2010
Thies O. Kölln	(Principal Financial and Accounting Officer)

/s/ James D. Thorp	President	August 10, 2010
James D. Thorp	(Principal Executive Officer)

/s Pamela G. Johnson†	Director	August 10, 2010
Pamela G. Johnson

/s/ Glen A. Moeller†	Director	August 10, 2010
Glen A. Moeller

/s/ W. Mark Rosenbury†	Director	August 10, 2010
W. Mark Rosenbury

/s/ Maurice R. Russell†	Director	August 10, 2010
Maurice R. Russell

/s/ Mary Elworth†	Chairman of the Board; Director	August 10, 2010
Mary Elworth

/s/ Roger K. Scholten†	Director	August 10, 2010
Roger K. Scholten

/s/ Joe. B. Slavens†	Director	August 10, 2010
Joe. B. Slavens

/s/ Alan L. Wells†	Director	August 10, 2010
Alan L. Wells

/s/ Brian R. Jones†	Director	August 10, 2010
Brian R. Jones

† Pursuant to power of attorney granted December 21, 2009 and filed with the Registrant’s Registration Statement on Form N-2 filed on December 21, 2009 with the Securities and Exchange Commission.

Exhibit Index

Exhibit No.	Description of Document
h.1.	Placement Agent Agreement with Nations Financial Group, Inc. (1)
p.2.	Form of Subscription Agreement (Iowa purchasers) (1)
p.5.	Form of Subscription Agreement (North Dakota purchasers) (1)
p.6.	Form of Subscription Agreement (Nebraska purchasers) (1)

___________

(1)	Filed herewith.